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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 05 2018
Washington DC
408

SEC FILE NUMBER
8-03018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAPOALIM SECURITIES USA, INC.

OFFICIAL USE ONLY
266
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 AVENUE OF THE AMERICAS, 19TH FLOOR NEW YORK, NEW YORK 10036

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Merz 212-782-2220

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO 100 PARK AVENUE NEW YORK, NY 10017

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Carl Merz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAPOALIM SECURITIES USA, INC., as of 12/31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

GARY M. LUKS
Notary Public, State of New York
No. 02LU6267853
Qualified in New York County
Commission Expires 8/27/20

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hapoalim Securities USA, Inc.

Statement of Financial Condition
With Report of Independent
Registered Public Accounting Firm

December 31, 2017

Hapoalim Securities USA, Inc.

Contents

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Hapoalim Securities USA, Inc.
New York, New York

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Hapoalim Securities USA, Inc. (the "Broker-Dealer") as of December 31, 2017. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2014.

New York, New York
March 1, 2018

Hapoalim Securities USA, Inc.

Statement of Financial Condition
December 31, 2017

ASSETS	
Cash and cash equivalents	19,078,870
Receivables from brokers and dealers	538,121
Due from Bank Hapoalim	128,991
Fixed assets, at cost, less accumulated depreciation and amortization of $63,811	138,466
Other assets	264,464
TOTAL ASSETS	**20,148,912**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Payable to Brokers and Dealers	13
Payable to Affiliates	5,373
Accrued expenses and other liabilities	607,397
TOTAL LIABILITIES	**612,783**
Stockholder's Equity	
Common stock - $0.01 par value: 100 shares authorized, 10 shares issued and outstanding	-
Additional paid-in capital	65,611,134
Accumulated deficit	(46,075,005)
TOTAL STOCKHOLDER'S EQUITY	**19,536,129**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**20,148,912**

1. Description of Business

Hapoalim Securities USA, Inc. (the "Company") is a wholly-owned subsidiary of BHI USA Holdings, Inc. ("BHI USA Holdings" or "Parent") which is an indirect subsidiary of Bank Hapoalim B.M. ("Hapoalim"), an Israeli publicly owned financial and banking group. Hapoalim is dually listed on the Tel Aviv and London Stock Exchanges.

The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). Its business includes fixed income, equity and options brokerage activities. The Company's primary source of revenues is from services provided to Hapoalim.

In December 2016, Hapoalim entered into an agreement to sell its private banking business located in Florida, which was completed in May, 2017. The Company derived a significant portion of its revenues from servicing these accounts.

2. Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

To prepare financial statements in conformity with GAAP, management must make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Items requiring significant management estimates and assumptions are fair value estimates of assets and liabilities, and valuation allowance for deferred tax assets.

Revenue Recognition

Commissions, execution fees, and related expenses are recorded on a trade date basis.

Depreciation and amortization

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease. Amounts are included in the Statement of Operations in occupancy and equipment expense.

Income taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Accounting for Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized. The Company files a consolidated federal tax return together with its Parent. Federal income tax is allocated to the Company as if it were filing separately.

Cash and cash equivalents

The Company considers certain highly liquid investments with initial maturities of three months or less that are not held for sale in the ordinary course of business to be cash equivalents. None of the bank balances held by the company exceed the FDIC limits

Fair Value Measurement
The carrying amounts of the Company's cash and cash equivalents, accrued expenses and other liabilities, and receivables from and payables to brokers and dealers approximate their fair values due to their short-term nature.

Restructuring Liabilities and Other Contingencies
The Company accounts for its restructuring plans under FASB ASC 420, "Exit or Disposal Cost Obligations." The policy provides that one-time termination benefit obligations are deemed to exist when a plan has been approved by the Board of Directors and communicated to employees. The expense is generally recognized over the future service period, unless the future service period is less than 60 days. In addition, liabilities for contract termination costs are recognized and measured at fair value in the period in which the liability is incurred. This is generally when the Company terminates the contract pursuant to the contractual terms or ceases to use the rights conveyed under the contract.

3. Receivables from Brokers and Dealers

Receivables from brokers and dealers represent amounts due primarily as a result of the Company's commission and brokerage activities.

The Company has agreed to indemnify its clearing broker for certain losses that the clearing broker may sustain from the transactions introduced by the Company.

See also Note 11, Commitments and Contingencies.

4. Fixed Assets

A summary of fixed assets at December 31, 2017 is as follows:

		2017
Computer Equipment	$	183,265
Software		19,012
Total		202,277
Less: Accumulated depreciation and amortization		(63,811)
Fixed assets, net	$	138,466

During the year, the Company disposed of $2.1 million of assets that were primarily fully depreciated.

5. Fair value Disclosures

FASB ASC 820, "Fair Value Measurements", defines fair value as the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established in ASC 820 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

At December 31, 2016, the Company owned $19 million of U.S. Treasury Bills which are included in Cash and Cash Equivalents on the Statement of Financial Condition. These securities are classified as Level 1 assets under ASC 820 as they are highly liquid and actively traded in over-the-counter markets.

6. Other Assets

A summary of other assets at December 31, 2017 is as follows:

		2017
Prepaid expenses	$	184,348
Accounts receivable		50,219
Other		29,897
Total	$	264,464

7. Employee Benefit Plans

The Company has a qualified 401(k) defined contribution profit sharing plan covering substantially all of its employees. The Company's matching contributions to the plan, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code for this type of plan. The employees contribute to their 401K accounts in amounts that do not exceed the maximum permitted by the Internal Revenue Code.

8. Income Taxes

As of December 31, 2017, the gross deferred tax asset amounted to approximately $7.5 million. A valuation allowance of approximately $7.5 million is recorded on the net deferred tax asset as it has been determined that currently it is more likely than not that the Company will be unable to fully utilize this asset. During 2017, gross deferred tax assets decreased by $4.592,000 and the valuation allowance decreased by $4,592,000 due primarily to the change in the US statutory tax rate in December, 2017. The temporary differences that give rise to the gross deferred tax asset at December 31, 2017, are as follows:

Deferred Tax Assets:	
Tax credits	$ 239,000
Accrued liabilities	69,000
Net Operating Losses (NOL)	7,206,000
Total deferred tax assets before valuation allowance	7,514,000
Less: Valuation allowance	(7,514,000)
Total deferred tax assets after valuation allowance	$ -

The Company has a pre-tax effected federal net operating loss carry forward of approximately $28.8 million as of December 31, 2017. The NOLs expire between December 31, 2023 and December 31, 2037. Due to limitations in the usage of NOLs subsequent to the change in ownership when the Hapoalim Group originally acquired the Company, the amount of federal carryover loss that can be used in any one year is approximately $1.3 million, excluding the current year NOL of approximately $3.2 million and the NOL of $12.7 million from the prior four years.

The Company files consolidated federal income tax returns with the Parent.

9. Related Parties

During the year ended December 31, 2017, the Company incurred service fees and other expenses of $435,000 and earned commissions and other revenues of $2,264,000 from Hapoalim and affiliates. As of December 31, 2017, $129,000 is reflected under the caption Due from Bank Hapoalim and $5,000 in the caption Payable to Affiliates in the Statement of Financial Condition.

10. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's securities activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company records commission income and expenses on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

11. Commitments and Contingencies

The Company applies the provisions of FASB ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company mitigates this risk with its ongoing credit review procedures on all relevant customers. The Company's contract with the clearing broker also required the placement of a $250,000 deposit with its clearing broker. This deposit is included in the balance sheet in Receivables from Brokers and Dealers.

12. Regulatory Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which specifies uniform minimum net capital requirements for its registrants.
The Company has elected to compute net capital under the basic method, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness (15 to 1) or the minimum dollar requirement of $100,000. At December 31, 2017, the Company had net capital of approximately $19.0 million, which exceeded minimum capital requirements by approximately $18.9 million.

The Company is exempt from the Reserve and Possession or Control requirements of Rule 15c3-3 of the Securities and Exchange Commission based on Section (k)(2)(ii) of the Rule. The firm does not handle any customer cash or securities.

Advances to affiliates, payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

13. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through March 1, 2018 the date the Company's financial statements were issued. Management has determined that there are no other material events that would require adjustment to or disclosures in the Company's financial statements.